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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
December 21, 2007

RIVERDALE MINING INC.

(Exact name of registrant as specified in its charter)


NEVADA	**333-145049**
(State or other jurisdiction of incorporation)	(Commission File No.)


20 Carl Crescent
Toronto, Ontario
Canada M1W 3R2
(Address of principal executive offices and Zip Code)

1-877-536-0333
(Registrant's telephone number, including area code)


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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ITEM 1.01   ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On December 21, 2007, we entered into a consulting agreement with Natasha Lysiak, an Independent Consultant. We have executed an agreement whereas we have agreed to pay Mrs. Lysiak in the sum of $1,500 per month for the next twelve months. Natasha Lysiak is a third party, non-affiliate, retained to assist us in administrative and business operations.

ITEM 9.01   FINANCIAL STATEMENTS AND EXHIBIT

(c)   Exhibits

The following exhibit is to be filed as part of this 8-K:

Exhibit No.	Description
10.1	Consulting Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated this 21st day of December, 2007.

RIVERDALE MINING INC.

BY: <u>VLADIMIR VASKEVICH</u>
Vladimir Vaskevich
President, Principal Executive Officer, Principal Accounting Officer, Principal Financial Officer, Secretary/Treasurer, and sole member of the Board of Directors.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Consulting Agreement

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